                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         Hollywood Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   436132203
               ------------------------------------------------
                                (CUSIP Number)

          William D. Pratt, Executive Vice President, Secretary and
                               General Counsel,
            Hollywood Casino Corporation, Two Galleria Tower, Suite
              2200, 13455 Noel Road, LB 48, Dallas, Texas 75240,
                                (972) 392-7777
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               DECEMBER 29, 1998
             -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

-----------------------
 CUSIP NO. 436132203
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Jack E. Pratt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           8,198,377(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 21,000(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           7,118,745(3)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,100,632(4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          8,219,377
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        32.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
       IN
------------------------------------------------------------------------------

(1) Represents (a) Common Stock owned of record by Jack E. Pratt (4,051,608 shares), C.A. Pratt Partners, Ltd. (1,642,001 shares), Jack E Pratt, Custodian for Michael Eldon Pratt (487,568 shares) and Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (487,568 shares); (b) Common Stock owned of record by Jill Pratt LaFerney (539,816 shares) and John R. Pratt (539,816 shares), which are subject to a proxy giving Jack E. Pratt the sole power to vote such shares; and (c) currently exercisable options held by Jack E. Pratt to purchase 450,000 shares of Common Stock.

(2) Represents Common Stock owned of record by MEP Family Partnership (14,000 shares) and CLP Family Partnership (7,000 shares).

(3) Represents Common Stock owned of record by Jack E. Pratt (4,051,608 shares), C.A. Pratt Partners, Ltd. (1,642,001 shares), Jack E. Pratt, Custodian for Michael Eldon Pratt (487,568 shares) and Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (487,568 shares) and also includes currently exercisable options held by Jack E. Pratt to purchase 450,000 shares of Common Stock.

(4) Represents (a) Common Stock owned of record by Jill Pratt LaFerney (539,816) and John R. Pratt (539,816 shares), which are subject to a proxy that prohibits transfers of such shares without Jack E. Pratt's consent, and (b) Common Stock owned of record by MEP Family Partnership (14,000 shares) and CLP Family Partnership (7,000 shares).

                                SCHEDULE 13D/A

-----------------------
 CUSIP NO. 436132203
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        C.A. Pratt Partners, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,642,001(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,642,001(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         1,642,001
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
       PN
------------------------------------------------------------------------------


(1) Power is exercised through its General Partner, Jack E. Pratt.

                                SCHEDULE 13D/A

-----------------------
 CUSIP NO. 436132203
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MEP Family Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        14,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
       PN
------------------------------------------------------------------------------

(1) Power is exercised through its Managing Partner, Jack E. Pratt.

                                SCHEDULE 13D/A

------------------------
CUSIP No. 436132203
------------------------

-------------------------------------------------------------------------------
  1          NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               CLP Family Partnership
-------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
              (SEE INSTRUCTIONS)                                      (b) [X]

-------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

             N/A
--------------------------------------------------------------------------------
  5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
               7
  NUMBER OF         7,000 (1)

   SHARES     -----------------------------------------------------------------
                    SHARED VOTING POWER
 BENEFICIALLY  8
                    0
   OWNED BY
              ------------------------------------------------------------------
    EACH            SOLE DISPOSITIVE POWER
               9
  REPORTING         7,000 (1)

   PERSON     ----------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH       10
                    0
-------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
             7,000
-------------------------------------------------------------------------------
             CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
 12
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
             Less than 0.1%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
             PN
--------------------------------------------------------------------------------

(1)  Power is exercised through its Managing Partner, Jack E. Pratt.

     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and replaces in its entirety the Schedule 13D previously filed by Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; J.E. Pratt Co. No. 1 (the "Partnership"); the W.D. Pratt Family Trust (the "W.D.P. Trust"); C.A. Pratt Partners, Ltd. (the "Limited Partnership"); MEP Family Partnership (the "MEP Partnership"); and CLP Family Partnership (the "CLP Partnership"), by furnishing the information set forth below.

Item 1.   Security and Issuer.
------    -------------------

          This statement relates to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Hollywood Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

Item 2.   Identity and Background.
------    -----------------------

          This statement is filed on behalf of Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; the Limited Partnership; the MEP Partnership; and the CLP Partnership (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

          Jack E. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as the Chairman of the Board and Chief Executive Officer of the Company. The Company owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi. Jack E. Pratt acts as the appointed Custodian of his minor children Michael Eldon Pratt and Caroline de La Fontaine Pratt.

          The Limited Partnership is organized as a limited partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the sole General Partner of the Limited Partnership and acts as its Managing Partner. The principal business of the Limited Partnership is to hold investments for the benefit of its partners. The address of the Limited Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

          The MEP Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt and Aileen M. Pratt are the Managing General Partners of the MEP Partnership. The general partners of the MEP Partnership are Jack E. Pratt; Aileen M. Pratt, a homemaker; and Lizette Mejia, as Custodian for Michael Eldon Pratt (a minor), whose occupation is memorabilia archivist for HWCC Development Corporation, a construction and development company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The principal business of the MEP Partnership is to hold investments for the benefit of its partners. The address of the MEP Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

          The CLP Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt and Aileen M. Pratt are the Managing General Partners of the CLP Partnership. The general partners of the CLP Partnership are Jack E. Pratt; Aileen M. Pratt; and Lizette Mejia, as Custodian for Caroline de La Fontaine Pratt (a minor). The principal business of the CLP Partnership is to hold investments for the benefit of its partners. The address of the CLP Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

          To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as General Partner of the Limited Partnership, Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt and Managing Partner of the MEP Partnership and the CLP Partnership, none of the Reporting Persons, the limited partners of the Limited Partnership or the general partners of either the MEP Partnership or the CLP Partnership have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as General Partner of the Limited Partnership, Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt and Managing Partner of each of the MEP Partnership and the CLP Partnership, none of the Reporting Persons, the limited partners of the Limited Partnership or the general partners of either the MEP Partnership or the CLP Partnership have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Jack E. Pratt, Aileen M. Pratt, Michael Eldon Pratt, Caroline de La Fontaine Pratt and Lizette Mejia are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          The transactions in which the Reporting Persons acquired the shares of Common Stock to which this Amendment relates are described in Item 4. With the exception of 50,000 shares of Common Stock acquired by Jack E. Pratt in open market transactions in April, 1998, none of the transactions described in Item 4 involved the payment or receipt of consideration by any of the Reporting Persons. Jack E. Pratt used his personal funds to acquire the 50,000 shares of Common Stock acquired in the open market transactions.

Item 4.   Purpose of the Transaction.
------    --------------------------

          In the prior Schedule 13D filing to which this Amendment relates (the "Prior Schedule"), Jack E. Pratt was reported as owning of record individually 716,329 shares of Common Stock. In this Amendment, Jack E. Pratt is reported as owning of record individually 4,051,608 shares of Common Stock. The 3,335,279 share increase to Jack E. Pratt's individual record ownership is attributable to 50,000 shares of Common Stock that were acquired in open market purchases on April 17, 1998 (30,000 shares), April 20, 1998 (10,000 shares), and April 21,
1998 (10,000 shares); 359,877 shares of Common Stock that were obtained as a partnership distribution upon dissolution (the "Partnership Dissolution") of the Partnership; and 2,925,402 shares of Common Stock that were obtained as a gift from Aileen M. Pratt, Jack E. Pratt's wife. The Partnership Dissolution occurred on December 29, 1998. Jack E. Pratt paid no consideration in return for the shares of Common Stock received from Aileen M. Pratt.

          In the Prior Schedule, Jack E. Pratt was reported as having sole voting power and sole dispositive power over 1,799,387 shares of Common Stock owned of record by the Partnership. Prior to the Partnership Dissolution, Jack
E. Pratt was the Managing General Partner of the Partnership and Jill Pratt LaFerney, John R. Pratt and the Limited Partnership were general partners of the Partnership. The 1,799,387 shares of Common Stock owned by the Partnership prior to the Partnership Dissolution were distributed to the Partnership's general partners in the Partnership Dissolution. None of the general partners of the Partnership paid any consideration in return for the shares of Common Stock received in the Partnership Dissolution.

          In the Prior Schedule, Jack E. Pratt was reported as having sole voting power and sole dispositive power over 1,003,867 shares of Common Stock owned of record by the W.D.P. Trust. Jack E. Pratt was the Trustee of the W.D.P. Trust. The W.D.P. Trust was dissolved on December 29, 1998 (the "W.D.P. Trust Dissolution"), and the shares of Common Stock owned by it have been distributed to its beneficiaries.

          In the Prior Schedule, Jack E. Pratt was reported as having sole voting power and sole dispositive power over 1,282,123 shares of Common Stock owned of record by the Limited Partnership. In this Amendment, the Limited Partnership is reported as owning of record 1,642,001 shares of Common Stock. The 359,878 share increase in the Limited Partnership's record ownership is attributable to shares received by the Limited Partnership as a partnership distribution in the Partnership Dissolution.

          In the Prior Schedule, Jack E. Pratt was reported as owning of record 229,444 shares of Common Stock as Custodian for Michael Eldon Pratt and 229,44 shares of Common Stock as Custodian for Caroline de La Fontaine Pratt. In this Amendment, Jack E. Pratt is reported as owning of record 487,568 shares of Common Stock as Custodian for Michael Eldon Pratt and 487,568 shares of Common Stock as Custodian for Caroline de La Fontaine Pratt. In each case, the 258,124 share increase is attributable to shares obtained upon dissolution (the "J.E.P. Trust Dissolution") of the J.E. Pratt Family Trust I (the "J.E.P. Trust"). The J.E.P. Trust Dissolution occurred on December 29, 1998. Aileen M. Pratt also received 2,925,402 shares of Common Stock in the J.E.P. Trust Dissolution.
Prior to the J.E.P. Trust Dissolution, Michael Eldon Pratt, Caroline de La Fontaine Pratt and Aileen M. Pratt were the beneficiaries of the J.E.P. Trust. None of Jack E. Pratt, Michael Eldon Pratt, Caroline de La Fontaine Pratt or Aileen M. Pratt paid any consideration in return for the shares of Common Stock received in the J.E.P. Trust Dissolution.

          There is no change to the information set forth in the Prior Schedule with respect to the Common Stock holdings of the MEP Partnership and the CLP Partnership.

          In the Partnership Dissolution, Jill Pratt LaFerney received 539,816 shares of Common Stock and John R. Pratt received 539,816 shares of Common Stock as partnership distributions. Each of Jill Pratt LaFerney and John R. Pratt have entered into a voting trust agreement (the "Proxy") with Jack E. Pratt with respect to the shares of Common Stock received by them in the Partnership Dissolution. The Proxy irrevocably grants to Jack E. Pratt the power to vote such shares of Common Stock and also provides that the shares of Common Stock subject to the Proxy may not be transferred without Jack E. Pratt's approval. Jill Pratt LaFerney and John R. Pratt have agreed in the Proxy that they will not attempt to exercise any control or influence over Jack E. Pratt with respect to voting of the shares of Common Stock that are subject to the Proxy. The term of the Proxy is until December 31, 2001. Jack E. Pratt paid no consideration in return for the Proxy.

          The Reporting Persons hold their respective shares of Common Stock for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) Jack E. Pratt owns of record 5,026,744 shares of Common Stock, of which 487,568 shares are owned as Custodian for Michael Eldon Pratt and 487,568 shares are owned as Custodian for Caroline de La Fontaine Pratt (representing approximately 19.8% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 8,219,377 shares of Common Stock (representing approximately 32.4% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 4,051,608 shares owned of record individually by him, 1,642,001 shares owned of record by the Limited Partnership; 487,568 shares owned of record by Jack E. Pratt, Custodian for Michael Eldon Pratt; 487,568 shares owned of record by Jack E. Pratt, Custodian for Caroline de La Fontaine; 14,000 shares owned of record by the MEP Partnership; 7,000 shares owned of record by the CLP Partnership; currently exercisable options held by Jack E. Pratt to purchase 450,000 shares of Common Stock; 539,816 shares owned of record by Jill Pratt LaFerney that are subject to the Proxy; and 539,816 shares owned of record by John R. Pratt that are subject to the Proxy.

          The Limited Partnership owns of record and beneficially an aggregate of 1,642,001 shares of Common Stock (representing approximately 6.6% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          The MEP Partnership owns of record and beneficially an aggregate of 14,000 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          The CLP Partnership owns of record and beneficially an aggregate of 7,000 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          Aileen M. Pratt owns beneficially an aggregate of 21,000 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          Lizette Mejia does not own of record or beneficially any shares of Common Stock.

          The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Jack E. Pratt has sole voting power and sole dispositive power with respect to the 4,051,608 shares of Common Stock owned of record by him individually; the 1,642,001 shares of Common Stock owned of record by the Limited Partnership; the 487,568 shares of Common Stock owned of record by Jack
E. Pratt, as Custodian for Michael Eldon Pratt; and the 487,568 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Caroline de La Fontaine Pratt. Jack E. Pratt has shared voting powers and shared dispositive powers with respect to the 14,000 shares of Common Stock owned of record by the MEP Partnership and the 7,000 shares of Common Stock owned of record by the CLP Partnership. Jack E. Pratt has sole voting power and shared dispositive power with respect to the 539,816 shares of Common Stock owned of record by Jill Pratt LaFerney and the 539,816 shares of Common Stock owned of record by John R. Pratt.

          The Limited Partnership has sole voting power and sole dispositive power with respect to the 1,642,001 shares of Common Stock owned of record by it.

          The MEP Partnership has sole voting power and sole dispositive power with respect to the 14,000 shares of Common Stock owned of record by it.

          The CLP Partnership has sole voting power and sole dispositive power with respect to the 7,000 shares of Common Stock owned of record by it.

          Aileen M. Pratt has shared voting powers and shared dispostive powers with respect to the 14,000 shares of Common Stock owned of record by the MEP Partnership and the 7,000 shares of Common Stock owned of record by the CLP Partnership.

          Lizette Mejia does not have the sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) The only transactions by the Reporting Persons in the Common Stock of the Company during the past 60 days are the Partnership Dissolution, the W.D.P. Trust Dissolution, the J.E.P. Trust Dissolution, the Proxy and the gift described in Item 4 above. The descriptions of the Partnership Dissolution, the W.D.P. Trust Dissolution, the J.E.P. Trust Dissolution, the Proxy and the gift in Item 4 are hereby incorporated by this reference.

     (d) Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 4,051,608 shares of Common Stock owned of record individually by him; the 487,568 shares of Common Stock owned of record by him, as Custodian for Michael Eldon Pratt; and the 487,568 shares of Common Stock owned of record by him, as Custodian for Caroline de La Fontaine Pratt.

          The Limited Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,642,001 shares of Common Stock owned of record by it.

          The MEP Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 14,000 shares of Common Stock owned of record by it.

          The CLP Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 7,000 shares of Common Stock owned of record by it.

          Jack E. Pratt and Aileen M. Pratt have the shared right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 21,000 shares of Common Stock owned of record by the MEP Partnership and the CLP Partnership.

          To the best of Jack E. Pratt's knowledge, Jill Pratt LaFerney has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 539,816 shares of Common Stock owned of record by her.

          To the best of Jack E. Pratt's knowledge, John R. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 539,816 shares of Common Stock owned of record by him.

          Lizette Mejia does not have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Jack E. Pratt is the Managing General Partner of the Limited Partnership; Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt; and Managing Partner of the MEP Partnership and the CLP Partnership, all of which own Common Stock of the Company.

          Attached hereto as Exhibit 7.1 and incorporated herein by reference is
                             -----------
a copy of a Joint Filing Agreement.

          On December 29, 1998, Jack E. Pratt entered into the Proxy with Jill Pratt LaFerney and John R. Pratt. Pursuant to the Proxy, Jill Pratt LaFerney and John R. Pratt irrevocably granted to Jack E. Pratt all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over Jack E. Pratt with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without Jack E. Pratt's approval. The term of the Proxy is until December 31, 2001.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.
     7.2 Voting Trust Agreement, dated December 29, 1998, among Jill Pratt LaFerney, John R. Pratt and Jack E. Pratt.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1999

                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    -------------------


                                    C.A. PRATT PARTNERS, LTD.


                                    /s/  Jack E. Pratt
                                    -------------------
                                    By:  Jack E. Pratt
                                         General Partner


                                    MEP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                         Managing Partner


                                    CLP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                         Managing Partner